SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Amendment No.)*

Under the Securities Exchange Act of 1934

Biodesix, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

09075X108
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*
The information required on the remainder of this cover page shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 09075X108	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS
John Patience

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,875,810 (1)

	6	SHARED VOTING POWER
1,940,870

	7	SOLE DISPOSITIVE POWER
2,875,810 (1)

	8	SHARED DISPOSITIVE POWER
1,940,870

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,816,680 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
18.1% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1.	This amount includes 5,860 Shares that the Reporting Person has the right to acquire upon exercise of options exercisable within 60 days of the Event Date of this filing.
2.
This percentage is based on the sum of 26,561,504 Shares outstanding as of December 31, 2020, as reported in the Issuer’s annual report on Form 10-K filed March 16, 2021, plus 5,860 Shares that the Reporting Person has the right to acquire upon exercise of options exercisable within 60 days of the Event Date of this filing.

SCHEDULE 13G
CUSIP No. 09075X108	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

Biodesix, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2970 Wilderness Place, Suite 100, Boulder, Colorado 80301

Item 2(a).	Name of Person Filing:

John Patience

Item 2(b).	Address of Principal Business Office or, if none, Residence:

c/o Biodesix, Inc. 2970 Wilderness Place, Suite 100, Boulder, Colorado 80301

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Shares”)

Item 2(e).	CUSIP Number:

09075X108

Item 3.	If this Statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

(a)	Amount Beneficially Owned:		4,816,680 (1)(2)
(b)	Percent of Class:		18.1% (3)
(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote:	2,875,810 (1)
	(ii)	shared power to vote or to direct the vote:	1,940,870 (2)
	(iii)	sole power to dispose or to direct the disposition of:	2,875,810 (1)
	(iv)	shared power to dispose or to direct the disposition of:	1,940,870 (2)

1.
This amount includes (i) 58,597 Shares held directly by the Reporting Person, (ii) 2,811,353 shares held by John Patience Living Trust dated 7/23/1993, over which the Reporting Person is sole trustee, and (iii) 5,860 Shares that the Reporting Person has the right to acquire upon exercise of options exercisable within 60 days of the Event Date of this filing.

2.	This amount includes (i) 1,910,870 shares held by Patience Enterprises LP, over which the Reporting Person is sole general partner and (ii) 30,000 Shares held by the Reporting Person’s spouse.
3.
This percentage is based on the sum of 26,561,504 Shares outstanding as of December 31, 2020, as reported in the Issuer’s annual report on Form 10-K filed March 16, 2021, plus 5,860 Shares that the Reporting Person has the right to acquire upon exercise of options exercisable within 60 days of the Event Date of this filing.

SCHEDULE 13G
CUSIP No. 09075X108	Page 4 of 5 Pages

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

SCHEDULE 13G
CUSIP No. 09075X108	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2022
/s/ John Patience
John Patience